GLG Life Tech Corporation * 519 World Trade Centre * 999 Canada Place Vancouver, B.C. Canada V6C 3E1 TSX: GLG NASDAQ: GLGL

GLG LIFE TECH CORPORATION ANNOUNCES FIRST QUARTER 2010 RESULTS

•	First quarter revenue grew 174% to $8.2 million from $3 million in first quarter of 2009.
•	Net loss after tax was $1.3 million compared to a net loss of $1.5 million in the year ago period.
•	First quarter EBITDA rose 1,199% to $3.5 million from $0.3 million in the 2009 first quarter

Vancouver, B.C. May 17, 2010 - GLG Life Tech Corporation (NASDAQ: GLGL, TSX: GLG) (“GLG” or the “Company”), the vertically integrated leader in the agricultural and industrial development of stevia extracts, announces financial results for the first quarter ended March 31, 2010.

Business Highlights

First quarter 2010 revenue increase 174% year over year
For the quarter ended March 31, 2010, revenue increased 174 percent, to $8.2 million from $3.0 million in the quarter ended March 31, 2009.  The increase in revenues, which were derived entirely from stevia sales, was driven by more shipments of higher-value stevia extract against existing purchase orders when compared to the first quarter a year ago.

First Quarter 2010 EBITDA increase 1,199% year over year
EBITDA was $3.5 million, compared to EBITDA of $0.3 million for the first quarter of 2009.

Product Development and Production

New Product Line Announced in January 2010

New Sweet SuccessSM Line of Stevia Blends Launched: In January, the Company introduced its Sweet SuccessSM line of stevia extract blends. This addition to the Company’s sweetener portfolio added several proprietary formulas that included BlendSure™ 6.0, BlendSure™ 7.0, BlendSure™ 7.5 and BlendSure™ 8.0. This innovative new product line by GLG’s research and development team provides an attractive option for food and beverage manufacturers seeking to use stevia sweetening systems. Each of the blends offers flexibility as it relates to a cost of goods input while maintaining the qualities of taste, consistency and stability.

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

New, Fully Operational RebpureTM RA97 Plant: GLG completed certification with SGS, an international market leader in certification services, to bring its new Rebpure™ RA97 refining facility into operation during the quarter.  The facility added 1,000 MT of RA 97 processing capacity for a total of 1,500 MT or a 200 percent increase from the 2009 RA 97 processing capacity.  This new facility enables GLG easy access to ship, air, and rail for product movement, increased capacity for secondary processing, and positions the Company to further meet current and anticipated demand.

Business and Market Development

GLG continues to make progress in increasing the commercial adoption of its high-grade stevia extracts in key global markets.  Recent business development highlights include:

India: On May 12th, GLG signed a memorandum of understanding (“MOU”) with Global AgriSystem Private Limited, a Katra Group company, regarding the introduction of GLG’s stevia products in India. The agreement includes an initial phase of market development for GLG stevia extracts, as well as the agricultural development of growing regions for GLG patented stevia plant varieties. With a population of 1.2 billion and governmental and societal concerns over diet and intake, the Company believes that India’s consumer base offers an untapped market for GLG stevia extracts and a significant opportunity for natural, zero calorie sweeteners.

Australia/South Pacific: On April 12th, GLG and leading sugar refiner Sugar Australia signed an MOU and are working to bring a range of stevia ingredients to food and beverage manufacturers in Australia, New Zealand, Singapore and the Pacific Islands.  Sugar Australia is the leading sugar refiner in Australia, operating across multiple business channels including the supply of sugar as an ingredient into the food and beverage sector, retail sales, where its CSR consumer brand has the leading market share, the foodservice sector and exports.  In response to consumer demand for healthier sweetening solutions, Sugar Australia launched a reduced calorie product called CSR Smart®, which utilizes stevia extracts in a proprietary sugar blend to provide a 50 percent reduction in calories.

South America: The Company signed an agreement with Essentia Stevia for the distribution and marketing of GLG’s high quality stevia extracts in 18 countries throughout Latin America including Argentina, Paraguay, Brazil, Venezuela, Colombia, and Mexico. Products will be marketed both industrially and in consumer facing brands including the launch of a tabletop brand by Essentia using GLG stevia.

Europe: During the quarter, the European Food Safety Authority (EFSA) issued a positive opinion on the safety of steviol glycosides. This scientific assessment is the first step towards EU-wide approval of stevia as an ingredient in food and beverages. The findings will next go to the European Commission for review. GLG and industry experts expect full approval in Europe to be granted by the end of 2010 which would open another significant market opportunity for the Company.

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

Corporate Developments

Weider Global Nutrition’s ("WGN") Legal Proceedings Against the Company Dismissed

On March 30, 2010, the Company and WGN announced that the proceedings commenced by WGN against the Company in the Supreme Court of British Columbia will be dismissed by consent of the parties.  The dismissal was the result of WGN’s offer to drop its claim against the Company without any payment to WGN if the Company would drop its counterclaim against WGN and agree to wind up GLG and Weider’s joint venture company Sweet Naturals Corp.  The Company will now be marketing all of its products itself.  WGN will carry on marketing activities in stevia related products independently.

First Quarter 2010 Financial Results Highlights

The following results from operations have been derived from and should be read in conjunction with the audited consolidated financial statements of GLG for the period ended March 31, 2010, and its audited consolidated financial statements for previous years. Certain prior year's figures have been reclassified to conform to the current financial information presentation.

In thousands Canadian $, except per share amounts	First quarter 2010	First quarter 2009	% Change
Revenue	$8,209	$3,001	174%
Cost of Sales	$4,921	$1,787	175%
% of Revenue	60%	60%	0	pts
Gross Profit	$3,288	$1,214	171%
% of Revenue	40%	40%	0	pts
General & Administration Expenses	$2,922	$2,545	15%
% of Revenue	36%	85%	(49	) pts
Income (loss) from Operations	$366	$(1,331)	(127)%
% of Revenue	4%	(44)%	48	pts
Other Expenses (income)	$1,323	$935	41%
% of Revenue	(16)%	(31)%	15	pts
Income Tax Expenses (Recovery)	$401	$(725)	(155)%
Non-Controlling Interests	$11	$41	(74)%
Net Income (loss) after Income Taxes and Non-Controlling Interests	$(1,347)	$(1,500)	(10)%
Loss) per share (Basic and Diluted)	$(0.05)	$(0.08)	38%
EBITDA (1)	$3,507	$270	1,199%
% of Revenue	43%	9%	34	pts

(1) EBITDA is a non-GAAP financial measure. GLG calculates it by adding to net income before taxes (1) depreciation and amortization expense reported on the statement of operations, (2) Other Income (Expenses) and (3) stock-based compensation expense. This might not be the same definition used by other companies. For a discussion of EBITDA, and a reconciliation of EBITDA to net income before taxes and after minority interest under Canadian GAAP, please see’ Non-GAAP Financial Information” below.

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

Revenues

Revenues for the three months ended March 31, 2010, which were derived entirely from stevia sales, were $8.2 million, an increase of 174 percent from $3.0 million in revenue for the same period last year. The increase in stevia revenues was driven by more shipments of higher value stevia extract against existing purchase orders than in the comparable period for 2009.

Gross Profit

Gross profit for the first quarter of 2010 was $3.3 million, an increase of 171 percent from $1.2 million in gross profit for the first quarter of 2009. The increase in gross profit can be attributed to increased stevia sales and reduced production costs of stevia extract.  The gross profit margin was 40 percent for the first quarter of both 2010 and 2009.

Although gross profit margin for both periods was the same, it is not directly comparable.  Gross profit margin for the first quarter of 2009 was positively influenced by the recognition of deferred revenue relating to a 2009 customer order for the period. Adjusted for the deferred revenue impact, gross profit margin for the first quarter of 2009 would have been 28 percent compared to 40 percent for the first quarter of 2010. This 12 percent increase in gross profit margin in the first quarter of 2010 is primarily attributable to lower production costs driven by increased use of GLG’s proprietary leaf in its production system. Also, in the first quarter of 2010, GLG was using its new more efficient production facilities at Mingguang and Dongtai, compared to the first quarter of 2009 when it was only using less efficient production facilities at Runde in Qingdao.

The first quarter gross profit margin of 40 percent represents a five percent increase from the fourth quarter of 2009, reflecting continued improvements in production costs. The Company believes this improvement validates the cost reduction strategy that the Company has been focused on implementing since 2007.  The core of the strategy is centered on increased use of GLG’s proprietary leaf, with the goal of using GLG’s proprietary leaf exclusively by the second half of 2010.

General and Administration Expenses

In thousands Canadian $	First quarter 2010	First quarter 2009	% Change
SG&A Expenses	$1,927	$1,980	(3)%
Stock-Based Compensation	$717	$501	43%
G&A Amortization & Depreciation	$278	$64	334%
Total	$2,922	$2,545	15%
% of Revenue	36%	85%	(49	) pts

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

General and administration expenses include sales, general and administration costs (SG&A), depreciation and amortization expenses on non-manufacturing fixed assets and stock based compensation.

Sales, General, and Administration (SG&A) Expenses

SG&A expenses for the first quarter increased $0.4 million, or 15 percent, to $2.9 million from $2.5 million for the same period a year ago.  The key expense categories that increased were professional fees and listing related fees.

Stock-based compensation was $0.7 million for the first quarter of 2010, compared with $0.5 million in the year ago quarter.  GLG’s amended stock compensation plan was approved by its shareholders at its annual general meeting in June 2008.  Under the amended plan, the number of common shares available for issue is 10 percent of the issued and outstanding common shares.  During the first quarter of 2010, compensation from vesting stock based compensation awards was recognized and no new option grants were made.

General and administration-related depreciation and amortization expenses for the first quarter of 2010 were $0.3 million, an increase from $0.1 million from the comparable period in 2009.  The main drivers for the increase are the amortization of general and administration-related assets in China at GLG’s Runhai, Runhao and Runyang subsidiaries, which came into operation during the first quarter of 2010.

Other Expenses

In thousands Canadian $	First quarter 2010	First quarter 2009	% Change
Other Income (Expenses)	$(1,323)	$(935)	41%
% of Revenue	(16)%	(31)%	15	pts

Other expenses for the three months ended March 31, 2010 were $1.3 million, compared to other expenses of $0.9 million in the first quarter of 2009.  There were two items that primarily contributed to other expenses for the three months ended March 31, 2010: (1) interest expenses of $1.1 million at an average interest rate of 5.28%; and (2) foreign exchanges losses of $0.2 million on US dollar-denominated liabilities that GLG was holding during the period. Interest expenses for the three months period ended March 31, 2010 were mainly related to the Company’s bank loans in China.

Income Tax Expenses

In thousands Canadian $	First quarter 2010	First quarter 2009	% Change
Income Tax (Expense) Recovery	$(401)	$725	(155)%
% of Revenue	(5)%	24%	(29	) pts

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

During the quarter ended March 31, 2010 the Company recorded income tax expense of $0.4 million – an increase of $1.1 million compared to the first quarter of 2009 and $0.7 million compared to the fourth quarter of 2009.

The increase in the income tax expense was driven by the increase of the future income tax liability of the Company due to a reversal of temporary differences and increased taxable income from both Canadian and Chinese operations.

Future tax expense accounted for $0.014 of the $0.05 loss per share for the quarter ended March 31, 2010.

Net Income (Loss)
In thousands Canadian $	First quarter 2010	First quarter 2009	% Change
Net income(loss)	$(1,347)	$(1,500)	(10)%
% of Revenue	(16)%	(49)%	33	pts

The Company’s net loss in the first quarter of 2010 decreased by $0.2 million in comparison to the net loss of $1.5 million for the first quarter of 2009.  This $0.2 million decrease in net loss was driven by a $2.2 million increase in gross profit in the first quarter of 2010 compared to the first quarter of 2009, which was partly offset by (1) an increase of $1.1 million in provision for income taxes in the first quarter of 2010, (2) an increase of $0.4 million in general and administrative expenses in the first quarter of 2010, and (3) an increase of $0.4 million in other expenses in the first quarter of 2010.

EBITDA

In thousands Canadian $	First quarter 2010	First quarter 2009	% Change
EBITDA	$3,507	$270	1,199%
% of Revenue	43%	9%	34	pts

EBITDA for the quarter ended March 31, 2010 was $3.5 million, compared to EBITDA of $0.3 million for the comparable period in 2009.  This increase in EBITDA is primarily attributable to: (1) higher stevia revenue and gross profit for the first quarter of 2010 as compared to the first quarter of 2009 (see Gross Profit explanation above for additional information), and (2) the inclusion of production staff at Mingguang and Dongtai in production costs in the first quarter of 2010, compared to the first quarter of 2009 when they were included in general and administrative costs because those two facilities had not commenced operations.

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

For a reconciliation of EBITDA to net income (loss) before taxes and after minority interest under Canadian GAAP, please see “Non-GAAP Financial Information” below.

Capital Expenditures (CAPEX)

In thousands Canadian $	First quarter 2010	First quarter 2009	% Change
Capex	$2,813	$8,446	(67)%

GLG’s capital expenditures of $2.8 million for the first quarter of 2010 reflected a decrease of 67% from $8.4 million in the first quarter of 2009.  The 2010 capital expenditures were incurred for the purchase of testing and equipment ($1.8 million) and construction of additional water treatment facilities at one of the Company’s primary processing plants ($1.0 million).

Liquidity and Capital Resources

In thousands Canadian $	March 31, 2010	December 31, 2009
Cash and Cash Equivalents	$12,807	$16,018
Working Capital	$7,288	$6,381
Total Assets	$230,006	$229,586
Total Liabilities	$88,692	$84,743
Bank Loans Payable (< One Year)	$45,148	$37,317
Shareholder Loans	$6,696	$7,243
Bank Loans Payable (> One Year)	$13,392	$13,797
Total Shareholder Equity	$141,302	$144,819

Non-GAAP Financial Information

The following table provides reconciliation of EBITDA, a non-GAAP financial measure, to Canadian GAAP net income.

In thousands Canadian $	First quarter 2010	First quarter 2009
Income (Loss) Before Income Taxes and Non-Controlling Interests	$(957)	$(2,267)
Add:
Non-Controlling Interest	$11	$41
Depreciation and Amortization	$2,413	$1,057
Net Interest Expense	$1,071	$244
Foreign Exchange (Gain) Loss	$252	$694
Non-Cash Stock-Based Expense	$717	$501
EBITDA	$3,507	$270
% Revenue	43%	9%

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

Market and Operations 2010 Outlook

GLG’s key operational objectives for 2010 are:

1.	Generate sales growth from GLG’s direct sales force in the United States as well as key international markets.

2.	Commence operation of new Runhao facilities to increase production capacity and revenues.

3.	Harvest enough proprietary leaf in 2010 crop to achieve 100 percent coverage of production requirements.

4.	Organize stevia growers in partnership with local governments in China to meet expected 2010 stevia demand.

5.	Continue to develop additional leaf growing areas.

6.	Continue R&D program for high RA yielding seeds and seedlings, process innovation and product use formulations.

Revenue 2010 Outlook

The Company is on track to deliver material new revenues in 2010 from the key markets it included in its 2010 Outlook published on March 31, 2010. The Company has made several key customer announcements to date in 2010, outlining commercial relationships that are expected to deliver revenues in three of the key markets it highlighted in its 2010 Outlook – India, South America and Australia New Zealand.  The Company continues to see global demand for stevia extracts to be used either in a zero calorie application or a blend of sucrose and stevia for reduced calorie/better for you products.

The Company is actively pursuing sales, marketing and production opportunities for GLG’s stevia extract in Japan, Europe, Mexico and the US markets.  GLG has announced deals in Australia, India and South America so far in 2010 date and expects to announce additional contracts throughout remainder of 2010 that deliver revenue starting in 2010.

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

The Company believes that China presents a key market opportunity for its high-grade stevia products.  China currently faces a shortfall of sugar production and in 2009 imported over 1.5 million metric tons of sugar worth approximately $1.1 billion.  Based on the latest statistics that the Company has for 2010, the Company believes that this shortfall may reach 3 million metric tons of sugar for 2010. The Company believes that the population and sugar consumption will continue to grow, which may cause this shortfall to increase. The Company believes that this sugar supply shortfall has created a market opportunity for stevia-based sweeteners, and is actively pursuing this market opportunity in China directly with the Chinese government.  GLG has made significant progress on this opportunity since its announcement in GLG’s 2010 Outlook on March 31, 2010 and expects to realize stevia extract revenue from this opportunity in 2010.

EBITDA 2010 Outlook

Our expectation for EBITDA margin (percentage of revenues) for 2010 is 24 to 26% EBITDA margin on full year revenues. The Company is not making any change to the full year EBITDA margin expectation at this time, however the first quarter EBITDA margins have run higher than expected, in part because changes in the renminbi to US dollar exchange rate, which we forecast would negatively impact our 2010 EBITDA margins by four percentage points, have not occurred as expected. The positive effects of our proprietary leaf as reflected in our first quarter EBITDA results may also result in higher than planned full year EBITDA margins.

Capital Expenditures - 2010 Outlook

The Company expects to undertake some key capital projects in 2010, including the completion of its water treatment upgrade program and a new R&D innovation centre.  The R&D innovation centre has the potential for government funding in China and the Company is currently pursuing such support.  This new centre will focus on R&D across all aspects of the stevia supply chain, including agriculture, extract processing, finished product production and product formulation innovation.

GLG’s Outlook Summary for 2010

In millions Canadian $	Actual 2009	Outlook 2010
Revenue	41.9	70-80
EBITDA	10.5	17-21
Capital Expenditures	40.8	10-15

The Company also announces today that it has changed the date of its Annual General Meeting from Thursday June 24th, 2010 to Friday June 25th, 2010.

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com

About GLG Life Tech Corporation
GLG Life Tech Corporation is a global leader in the supply of high purity stevia extracts, an all natural, zero-calorie sweetener used in food and beverages. The Company’s vertically integrated operations cover each step in the stevia supply chain including non-GMO stevia seed breeding, natural propagation, stevia leaf growth and harvest, proprietary extraction and refining, marketing and distribution of finished product. GLG’s advanced technology, extraction technique and premier, high quality product offerings including RebpureTM, RebsweetTM, AnysweetTM and the Company’s newest line Sweet SuccessSM, make it a leading producer of high purity, great tasting stevia extracts.

For further information, please visit www.glglifetech.com.

Contact:	Brian Meadows, Chief Financial Officer
Phone:	+1 (604) 641-1368
Fax:	+1 (604) 844-2830
Email:	ir@glglifetech.com

Forward-looking statements: This press release contains certain information that may constitute "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws. All statements relating to plans, strategies, projections of results of specific activities or investments, and other statements that are not descriptions of historical facts may be forward-looking statements. Forward-looking statements and information are inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, operational risks, the effects of general economic conditions, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations, industry supply levels, competitive pricing pressures and other risks and uncertainties disclosed in the public documents filed by the Company with Canadian and United States securities regulatory authorities. Forward-looking statements and information may be identified by terms such as "may", "will", "should", "continue", "expect", "anticipate", "estimate", "believe", "intend", "plan" or "project", or similar terms or the negatives of these terms. Although we believe that the expectations reflected in the forward-looking statements and information are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. The Company's forward-looking statements and information reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update forward-looking information should circumstances or management's estimates or opinions change, except as required by law.

GLG Life Tech Corporation
Tel: (604) 641-1368 Fax: (604) 844-2830 Web: www.glglifetech.com E-Mail: info@glglifetech.com